Exhibit 99.2

RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Ripstein, President and Chief Executive Officer and Gilad Yehudai, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”) which the undersigned is entitled to vote at the 2012 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on Monday, December 17, 2012 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, dated November 12, 2012.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4, 5 and 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	Re-election of directors.

1.1 Zohar Zisapel	☐ FOR	☐ AGAINST	☐ABSTAIN
1.2 Matty Karp	☐ FOR	☐ AGAINST	☐ABSTAIN

2.	Election of Ms. Rachel (Heli) Bennun as a new director.

☐ FOR	☐ AGAINST	☐ABSTAIN

3.	Approval of the remuneration of Ms. Rachel (Heli) Bennun as a new director.

☐ FOR	☐ AGAINST	☐ABSTAIN

4.	Approval of a grant of options to Ms. Rachel (Heli) Bennun in her capacity as a consultant of the Company.

☐ FOR	☐ AGAINST	☐ABSTAIN

5.	A: Approval of liability insurance covering directors who are not considered controlling shareholders.

☐ FOR	☐ AGAINST	☐ABSTAIN

  B: Approval of liability insurance covering directors and officers who are considered controlling shareholders.

☐ FOR	☐ AGAINST	☐ABSTAIN

6.	Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors and authorizing the Audit Committee to fix their remuneration

☐ FOR	☐ AGAINST	☐ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2012 Annual General Meeting of Shareholders and Proxy Statement, dated November 12, 2012.  By signing this Proxy, the undersigned hereby certifies that the undersigned has no "personal interest" under the Israeli Companies Law in Items 3, 4 and 5(B) (See Item No. 3 of the Proxy Statement for more information and for instructions on how to vote if you do have a "personal interest").  If you have a personal interest, please contact Mr. Gilad Yehudai, the Company's Chief Financial Officer for guidance at +972-77-7745060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Signature: ____________________                                                                ___________________________                                                                Date: _____________, 2012

                         title (if applicable)

Signature if held jointly: __________________                                                                                     _____________________                                             Date: ____________, 2012

                                       title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.  If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.